SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Enzo Biochem, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

294100102

(CUSIP Number)

Sandra van der Vaart

Executive Vice President, Chief Legal Officer, Chief Compliance Officer and Corporate Secretary

Laboratory Corporation of America Holdings

358 South Main Street

Burlington, North Carolina 27215

(336) 229-1127

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copies to:

Michael J. Silver

Hogan Lovells US LLP

390 Madison Avenue

New York, NY 10017

Telephone: +1 (212) 918-3000

July 24, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 294100102	SCHEDULE 13D/A	PAGE 1

1	Names of Reporting Persons Laboratory Corporation of America Holdings
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person (See Instructions) CO

CUSIP No. 294100102	SCHEDULE 13D/A	PAGE 2

Explanatory Note

This Amendment No. 1 (this “Amendment”) amends the Schedule 13D filed on March 27, 2023 (the “Schedule 13D”) with the Securities and Exchange Commission as specifically set forth herein. On July 24, 2023 (the “Closing Date”), the transactions contemplated by the Asset Purchase Agreement, dated as of March 16, 2023, as amended by Amendment No. 1 to the Asset Purchase Agreement, dated as of July 3, 2023 (the “Purchase Agreement”), by and among Laboratory Corporation of America Holdings, a Delaware corporation (“Labcorp” or the “Reporting Person”), Enzo Clinical Labs, Inc., a New York corporation, and Enzo Biochem, Inc., a New York corporation (the “Issuer”), were consummated. Pursuant to the terms of the Voting Agreements, dated as of March 16, 2023 (the “Voting Agreements”), by and between Labcorp and certain stockholders of the Issuer, the Voting Agreements and the limited proxy granted to Labcorp thereby were automatically terminated on the Closing Date.

As a result of the foregoing and effective as of the Closing Date, to the extent the terms of the Voting Agreements may have resulted in the Reporting Person being deemed for purposes of Rule 13d-3 under the Exchange Act (“Rule 13d-3”) to beneficially own common stock, par value $0.01 per share (the “Issuer Common Stock”), of the Issuer, the Reporting Person is no longer deemed for purposes of Rule 13d-3 to beneficially own any Issuer Common Stock. Accordingly, this Amendment is the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Person.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented by adding the following as the penultimate paragraph of Item 4(a) – (c):

Termination of Voting Agreements

On the Closing Date, the parties to the Purchase Agreement consummated the transactions contemplated thereby. Pursuant to the terms of the Voting Agreements, the Voting Agreements and the limited proxy granted to Labcorp thereby were automatically terminated on the Closing Date.

Item 5.	Interest in Securities of the Issuer

Items 5(a) – (b) and (e) are hereby amended and restated to read as follows:

(a)—(b) The responses to Rows 7-13 of the cover page of this Amendment are incorporated herein by reference. The information contained in Item 4 above is incorporated herein by reference.

(e) As of July 24, 2023, the Reporting Person may no longer be deemed for purposes of Rule 13d-3 to beneficially own any Issuer Common Stock.

CUSIP No. 294100102	SCHEDULE 13D/A	PAGE 3

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 24, 2023

LABORATORY CORPORATION OF AMERICA HOLDINGS

By:	/s/ Sandra D. van der Vaart
Name:	Sandra D. van der Vaart
Title:	Executive Vice President, Chief Legal Officer, Chief Compliance Officer and Secretary